September 10, 2025

Susan Wyrick
Acting Chief Financial Officer
Sana Biotechnology, Inc.
188 East Blaine Street
Suite 400
Seattle, WA 98102

       Re: Sana Biotechnology, Inc.
           Annual Report on Form 10-K for the Fiscal Year Ended December 31,
2024
           Filed March 17, 2025
           File No. 001-39941
Dear Susan Wyrick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Jennifer D. Knapp, Esq.